Exhibit 3.1

ESCALADE, INCORPORATED
AMENDMENTS TO AMENDED BYLAWS
April 29, 2010

Article III, Section 1 of the Company’s Amended By-Laws was amended and restated in its entirety to provide as follows:

“Section 1.  Election and Term.  Except as otherwise provided by law or by the Articles of Incorporation, and subject to the provisions of Sections 12, 13 and 14 of this Article III, the directors shall be divided into two groups, with each group consisting of one-half of the total number of directors , as near as may be, and at each Annual Meeting of Stockholders, the directors chosen to succeed those whose terms then expire shall be identified as being of the same group of directors they succeed and shall be elected for a term expiring at the second succeeding Annual Meeting of Stockholders, provided, however, that at the 2010 Annual Meeting of Stockholders, one group of directors shall be elected for a term expiring at the 2011 Annual Meeting of Stockholders and one group of directors shall be elected for a term expiring at the 2012 Annual Meeting of Stockholders.”

The last sentence of Article III, Section 14 of the Company’s Amended By-Laws was amended and restated in its entirety to provide as follows:

“The term of a director elected or selected to fill a vacancy shall expire at the end of the term for which such director’s predecessor was elected, or if the vacancy arises because of an increase in the size of the board of directors, at the end of the term specified at the time of election or selection, and until their successors are elected and qualify.”

Article III, Section 12 of the Company’s Amended By-Laws was amended and restated in its entirety to provide as follows:

“Section 12.  Resignations.  Any director may resign at any time either by oral tender of resignation at any meeting of the Board of Directors or by such tender to the Chairman of the Board or the President or by giving written notice thereof to the Corporation.  Any resignation shall be effective immediately unless a date certain is specified or is conditioned upon the happening of a specified event(s).  If a resignation is conditioned upon failing to receive a specified vote for election as a director, such resignation may be irrevocable.  Acceptance of any resignation shall not be necessary to make it effective, unless the resignation is tendered subject to acceptance by the Board of Directors.”

The first sentence of Article VII, Section 1 of the Company’s Amended By-Laws was hereby amended and restated in its entirety to provide as follows:

“Section 12.  Stock Certificates; Uncertificated Shares.  The stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution(s) that some or all of any or all classes or series of stock shall be uncertificated shares.  Any such resolution(s) shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation.  Certificates, if any, for shares shall be signed by the Chairman of the Board, the Vice-Chairman of the Board, the Chief Executive Officer, the President or a Vice-President and by the Secretary, Treasurer, an Assistant Secretary or Assistant Treasurer, and sealed with the seal, if any, of the Corporation.”